

Helen W. Brown
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, TN 38103-3672   August 16, 2012

RE: Fidus Investment Corporation ("Company")
       File Nos.: 333-182785; 814-00861

Dear Ms. Brown:

On July 20, 2012, the Company, which has elected to be regulated as a business development company under the provisions of the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") to register up to $300 million in aggregate offering price of the Company's common stock, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of the Company's common or preferred stock or debt securities in a shelf offering pursuant to Rule 415 of the 1933 Act.

Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. In a letter dated August 2, 2012, you represented that the disclosure is not materially different from the information presented in the Company's registration statement, which was declared effective on July 20, 2011, other than with respect to updated financial statements and certain other information. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1. The Company may offer rights off the shelf. Please revise the rights undertaking in Part C of the registration statement to state that the Company will file a post-effective amendment when such rights for common stock are subsequently offered, eliminating the condition that a post-effective will only be filed if the terms of the rights offering differs materially from the terms set forth on the cover page of the prospectus. In addition, please add an undertaking that the Company will file, during any period in which offers or sales are being made, a post-effective amendment if it determines to conduct one or more offerings of the Company's common shares at a price below its net asset value per common share at the date the offering is begun and such offering or offerings will result in greater than a 15% dilution to the Company's net asset value per common share.

2. In your response, please explain to the staff whether the Company may issue auction rate preferred shares and notes in this shelf offering. If so, please prominently include, as applicable and in detail, the auction risk and significant liquidity risks in the "form of prospectus and prospectus supplement. In addition, the prospectus should further clarify the liquidity risks of the securities, including whether they will be traded.

3. In your response, please explain the Company's intention to issue warrants representing rights to purchase debt securities.

4. Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Company's future issuances of securities and potential sales below net asset value. Please add appropriate disclosure.

5. Please provide us with an example of a form of prospectus supplement for each security that the Company may offer under the universal shelf offering. Except for certain terms which the Company is unable to currently provide, the prospectus supplements should contain all relevant information, including applicable fee tables, prior to effectiveness. We may have further comments upon review of the prospectus supplements.

Accounting Comments

Fees and Expenses
1. Footnotes (1), (2), and (4) state that the sales load, the offering expenses, and the total stockholder transaction expenses will be disclosed in a prospectus supplement to be filed in the future. In addition to providing these amounts in the prospectus supplement, please include the expected amount of stockholder transaction expenses in the fee table in this registration statement. For example, in the pre-effective registration statement filed on May 25, 2011, for Fidus Investment Corporation, the sales load was 7.0%, the offering expenses were 2.4%, and the total stockholder transaction expenses were 9.4%. In addition, please recalculate the expense example including the effect of the stockholder transaction expenses.
2. Please verify that the estimated expenses in the fee table include the expenses that the Company may incur due to the offering of $300 million in securities. In addition, please state the assumptions (e.g. "assuming the Company issues $100 million in common stock, $100 million in preferred stock, and $100 million in debt") in either the introductory paragraph to the fee table or in a footnote.
3. If the Company anticipates issuing debt securities or preferred stock during the next twelve months, please provide the following additional disclosure, as applicable:
   a. Under the "Stockholder Transaction Expenses" section of the fee table, provide line item presentation tailored to all of the securities that the Company intends to issue. Expand the disclosure accompanying the Example to clarify that such amounts are included in the Example.
   b. Make clear that the "Other expenses" line item includes the cost to common shareholders of all of the securities, as required. A caption for "Preferred Stock Dividend Payments" should be a specific line item in the fee table.
   c. Please disclose in a footnote the assumptions used when determining the amount of leverage and associated costs included in the "Interest Payments on Borrowed Funds" and/or "Preferred Stock Dividend Payments" line items in the fee table. The cost of servicing debt securities and/or preferred stock components should include all such costs stated as a percentage of net assets attributable to common shares. In addition, a

separately captioned section of the prospectus should, consistent with the stated assumptions, describe the likely terms, including material covenants of the securities the Company expects to issue.

    d. Since all fees and expenses in the fee table that are associated with the securities must be appropriately presented based on net assets attributable to common shares, please explain in a footnote that this is because such expenses are ultimately paid by the Company's common stockholders. It should also be clear that offering expenses of the securities, if any, will also be borne directly or indirectly by the Company's common shareholders.

4. We note the absence of the Acquired Fund Fees & Expenses line item from the Company's fee table. Please confirm to us in your response letter that the Company will not make investments that trigger the applicable Acquired Fund Fees & Expenses disclosure.

5. Footnote (7) to the fee table states that the incentive fee in the fee table "does not include an accrual reversal (in accordance with GAAP) for a capital gains incentive fee of ($20,391) for the three months ended March 31, 2012, because no capital gains incentive fee was earned and payable under the investment advisory agreement." Please explain to the staff the circumstances that led to the accrual reversal for the capital gains incentive fee.

Risk Factors

6. On page 19, the disclosure states, "We intend to elect to be treated as a RIC under Subchapter M of the Code commencing with our taxable year ended December 31, 2011." Please update this disclosure here and elsewhere in the registration statement, as appropriate, and state whether or not the Company did qualify as a RIC for the taxable year ended December 31, 2011.

Management and Other Agreements

7. On page 87, the disclosure states, "Our investment advisor is not under any obligation to reimburse us for any part of the incentive fee it receives that was based on accrued interest that we never actually receive." Please explain to the staff why this policy is appropriate.

Financial Statements

8. Pursuant to FASB ASC 946-505-50-5, please disclose the tax-basis components of dividends paid (ordinary income distributions, long-term capital gains distributions, and return of capital distributions) in the notes to financial statements.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the

Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel